UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 19, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS HALTING PRODUCTION AT SOUTHERN URALS NICKEL PLANT

Moscow, Russia — December 19, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports halting production at Southern
Urals Nickel Plant OAO.
Considering persistent negative trends on global nickel market and unfavorable forecasts for its recovery in the foreseeable future, the plant’s Board of
Directors decided to halt production at the plant for the long term and to prepare its equipment for a long-term shutdown in order to minimize the plant’s losses. All requisite procedures set forth by the Russian Federation’s law will be observed.
Southern Urals Nickel Plant OAO will provide its laid-off employees not only those measures required by the labor law and the collective labor agreement, but also guarantees set by the multilateral agreement between the Orenburg Region’s government, Orsk’s city administration, Mechel OAO and the plant’s management and trade union. In particular, the plant’s employees will be offered up to
1,500 jobs at Mechel Group’s enterprises, including its newest production facilities that are currently being commissioned. The document was signed with the participation of the Russian Industry and Trade Ministry’s workgroup.
“The decision to halt production was dictated by a long period of negative financial results caused by the current situation on the nickel market, and aimed at minimizing losses. In this situation we are forced to react to this economic challenge and act in the best interests of all of Mechel OAO’s shareholders. It must be noted that Southern Urals Nickel Plant OAO is planned for divestment according to the asset restructuring program earlier approved by the company’s Board of Directors, and we continue to actively seek investors.
All of the plant’s equipment will be properly prepared for a long-term shutdown, so that the new owner would be able to resume production in acceptable time and with minimal loss,” Mechel OAO’s Chief Executive Officer Evgeny Mikhel commented on the decision made by the plant’s Board of Directors.
***
Mechel OAO
Pavel Taran
Tel: +7 495 221-88-88
pavel.taran@mechel.com
 ***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: December 19, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO